SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 December 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 December 2014

LLOYDS BANKING GROUP EXCEEDS PRA STRESS TEST THRESHOLD

Lloyds Banking Group plc (the Group), together with seven other financial institutions in the UK has been subject to the 2014 stress test conducted by the Prudential Regulation Authority (PRA).

The Group welcomes this assessment of the resilience to adverse market developments and its contribution to the overall assessment of systemic risk in the UK financial system. The test assesses banks' capital adequacy against a 4.5 per cent Common Equity Tier 1 (CET1) capital threshold.

UK domestic banks were a particular focus of the stress test. The key assumptions in the stress test included the UK house price index falling 35 per cent and unemployment peaking at 11.8 per cent, resulting in a material impact on those UK banks which are significantly exposed to the UK housing market. The stress test, by its nature and design, had less focus on banks with investment banking and/or overseas operations.

Result of stress test

The Group exceeds the capital threshold set out for the purpose of the stress test. In the stress scenario the Group's estimated CET1 ratio on a CRD IV basis, as implemented by the PRA, was 5.3 per cent post-mitigating actions and 5.0 per cent pre-mitigating actions, compared with a reported CET1 ratio of 10.1 per cent at 31 December 2013.

The Group is not required to take any action as a result of this stress test and will continue to ensure that its robust capital position is maintained.

Group Chief Executive, António Horta-Osório said:
'We are pleased to have exceeded the PRA stress test threshold under a severe UK-focused assessment. These results are a clear demonstration of the progress the Group has made over the first two full years of our strategic plan, which was announced in June 2011. The stress test was based on our balance sheet as at the end of 2013 and since then we have made further significant progress in strengthening our capital position and delivering on our strategy.'

The PRA stress test is based on the Group's capital position at 31 December 2013. Since then the Group has made further significant progress and in the first nine months of 2014 has generated a 1.9 per cent increase in its CET1 ratio from underlying earnings growth and further de-risking of the balance sheet. The Group has also issued Additional Tier 1 contingent capital in H1 2014 which would, if triggered, contribute around a further 2 per cent to the CET1 ratio in a stress scenario.

Under the stress test the Group's leverage ratio was 2.6 per cent post-mitigating actions and 2.4 per cent pre-mitigating actions. The issuance of the Additional Tier 1 contingent capital has since contributed around an additional net 0.5 per cent to the leverage ratio. The Group's reported leverage ratio at the end of Q3 2014 was 4.7 per cent.

Further details

Details of the PRA approach to the stress test and the detailed results in relation to all participating banks are available from the PRA website.

Further information on the Group's financial performance will be available on 27 February 2015 when we issue our 2014 full year results.

- END –

For further information:

Investor Relations

Douglas Radcliffe                                                                                                           +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Mike Butters                                                                                                                   +44 (0) 20 7356 1187
Director, Investor Relations
Email: mike.butters@finance.lloydsbanking.com

Duncan Heath                                                                                                                +44 (0) 20 7356 1585
Director, Investor Relations
Email: duncan.heath@finance.lloydsbanking.com

Corporate Affairs

Matt Young                                                                                                                     +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Ed Petter                                                                                                                           +44 (0) 20 8936 5655
Media Relations Director
Email: ed.petter@lloydsbanking.com

Matt Smith                                                                                                                       +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory scrutiny, legal proceedings, regulatory and competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 16 December 2014